XENETIC BIOSCIENCES, INC.

40 Speen Street, Suite 102

Framingham, Massachusetts 01701

July 10, 2019

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Xenetic Biosciences, Inc. Registration Statement on Form S-1 File No. 333-231508

Ladies and Gentlemen:

Xenetic Biosciences, Inc. (the “Company”) hereby withdraws its prior acceleration request dated July 5, 2019, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the Company hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 5:00 p.m., Eastern Time, on Wednesday, July 10, 2019, or as soon thereafter as is practicable.

The Company understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Michael Francis at Akerman LLP at (305) 982-5581 as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ James Parslow

James Parslow

Chief Financial Officer